UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

A123 SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

03739T108
(CUSIP Number)

Daniel Li
Wanxiang America Corporation
88 Airport Road
Elgin, Illinois 60123
(847) 622-8838
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 03739T108	Page 2 of 9 Pages
1.	Names of Reporting Persons. WANXIANG GROUP CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	16,486,3081
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	16,486,3081
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,486,3081
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.99%2
14.	Type of Reporting Person: CO, HC

1.
The shares of Common Stock (as defined the Initial Schedule 13D) reported herein as beneficially owned by the Reporting Persons are shares into which Bridge Warrant No. W1 (as defined the Initial Schedule 13D) may become exercisable.  Because the terms of Bridge Warrant No. W1 provide that the number of such shares depends upon the Common Stock outstanding on a fully diluted basis at the time of exercise of Bridge Warrant No. W1, the number of shares beneficially owned by the Reporting Persons is subject to change.  See Items 5 and 6 of the Initial Schedule 13D.

2.
Pursuant to the Waiver Letter (defined herein), Bridge Warrant No. W1 cannot be exercised to the extent Wanxiang (as defined in the Initial Schedule 13D) and its affiliates would beneficially own in excess of 4.99% of the Common Stock.  See Items 4 and 6 of this Schedule.

SCHEDULE 13D

CUSIP No.: 03739T108	Page 3 of 9 Pages
1.	Names of Reporting Persons. WANXIANG AMERICA CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Kentucky
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	16,486,3081
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	16,486,3081
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,486,3081
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.99%2
14.	Type of Reporting Person: CO

1.
The shares of Common Stock (as defined the Initial Schedule 13D) reported herein as beneficially owned by the Reporting Persons are shares into which Bridge Warrant No. W1 (as defined the Initial Schedule 13D) may become exercisable.  Because the terms of Bridge Warrant No. W1 provide that the number of such shares depends upon the Common Stock outstanding on a fully diluted basis at the time of exercise of Bridge Warrant No. W1, the number of shares beneficially owned by the Reporting Persons is subject to change.  See Items 5 and 6 of the Initial Schedule 13D.

2.
Pursuant to the Waiver Letter (defined herein), Bridge Warrant No. W1 cannot be exercised to the extent Wanxiang (as defined in the Initial Schedule 13D) and its affiliates would beneficially own in excess of 4.99% of the Common Stock.  See Items 4 and 6 of this Schedule.

SCHEDULE 13D

CUSIP No.: 03739T108	Page 4 of 9 Pages
1.	Names of Reporting Persons. WANXIANG MANAGEMENT DEVELOPMENT INCENTIVE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	16,486,3081
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	16,486,3081
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,486,3081
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.99%2
14.	Type of Reporting Person: OO, HC

1.
The shares of Common Stock (as defined the Initial Schedule 13D) reported herein as beneficially owned by the Reporting Persons are shares into which Bridge Warrant No. W1 (as defined the Initial Schedule 13D) may become exercisable.  Because the terms of Bridge Warrant No. W1 provide that the number of such shares depends upon the Common Stock outstanding on a fully diluted basis at the time of exercise of Bridge Warrant No. W1, the number of shares beneficially owned by the Reporting Persons is subject to change.  See Items 5 and 6 of the Initial Schedule 13D.

2.
Pursuant to the Waiver Letter (defined herein), Bridge Warrant No. W1 cannot be exercised to the extent Wanxiang (as defined in the Initial Schedule 13D) and its affiliates would beneficially own in excess of 4.99% of the Common Stock.  See Items 4 and 6 of this Schedule.

SCHEDULE 13D

CUSIP No.: 03739T108	Page 5 of 9 Pages
1.	Names of Reporting Persons. GUANQIU DEVELOPMENT FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	16,486,3081
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	16,486,3081
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,486,3081
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.99%2
14.	Type of Reporting Person: OO, HC

1.
The shares of Common Stock (as defined the Initial Schedule 13D) reported herein as beneficially owned by the Reporting Persons are shares into which Bridge Warrant No. W1 (as defined the Initial Schedule 13D) may become exercisable.  Because the terms of Bridge Warrant No. W1 provide that the number of such shares depends upon the Common Stock outstanding on a fully diluted basis at the time of exercise of Bridge Warrant No. W1, the number of shares beneficially owned by the Reporting Persons is subject to change.  See Items 5 and 6 of the Initial Schedule 13D.

2.
Pursuant to the Waiver Letter (defined herein), Bridge Warrant No. W1 cannot be exercised to the extent Wanxiang (as defined in the Initial Schedule 13D) and its affiliates would beneficially own in excess of 4.99% of the Common Stock.  See Items 4 and 6 of this Schedule.

SCHEDULE 13D

CUSIP No.: 03739T108	Page 6 of 9 Pages
1.	Names of Reporting Persons. GUANQIU LU
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	16,486,3081
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	16,486,3081
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,486,3081
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.99%2
14.	Type of Reporting Person: IN, HC

1.
The shares of Common Stock (as defined the Initial Schedule 13D) reported herein as beneficially owned by the Reporting Persons are shares into which Bridge Warrant No. W1 (as defined the Initial Schedule 13D) may become exercisable.  Because the terms of Bridge Warrant No. W1 provide that the number of such shares depends upon the Common Stock outstanding on a fully diluted basis at the time of exercise of Bridge Warrant No. W1, the number of shares beneficially owned by the Reporting Persons is subject to change.  See Items 5 and 6 of the Initial Schedule 13D.

2.
Pursuant to the Waiver Letter (defined herein), Bridge Warrant No. W1 cannot be exercised to the extent Wanxiang (as defined in the Initial Schedule 13D) and its affiliates would beneficially own in excess of 4.99% of the Common Stock.  See Items 4 and 6 of this Schedule.

SCHEDULE 13D

Page 7 of 9 Pages

Item 1.    Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned pursuant to §240.13d-2(a), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of A123 Systems, Inc. (the “Issuer”), whose principal executive offices are located at 200 West Street, Waltham, Massachusetts 02451.  This Amendment No. 2 amends and supplements the information set forth in the initial Schedule 13D (“Initial Schedule 13D”) filed by the undersigned on August 27, 2012, and the first amendment to Schedule 13D (“Amendment No. 1”) filed by the undersigned on October 15, 2012, to the extent set forth herein.   The Initial Schedule 13D as amended by Amendment No. 1 is referred to herein as the “Schedule 13D”.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 2.     Identity and Background

Item 2 of the Schedule 13D remains unamended.

Item 3.             Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D remains unamended.

Item 4.             Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by the following:

As a result of the filing by the Issuer and certain of its subsidiaries of voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware, Wanxiang is evaluating its rights under the agreements entered into with the Issuer and disclosed in the Schedule 13D.

Wanxiang no longer expects the Subsequent Loans contemplated by the Loan Agreement to be made or for the transactions contemplated by the Purchase Agreement to be consummated and does not intend to pursue the same.  In addition, on October 19, 2012, the Reporting Persons irrevocably waived all rights to exercise Bridge Warrant No. 1 to the extent that, after giving effect to such exercise, Wanxiang and its affiliates would beneficially own in excess of 4.99% of the Common Stock (the “Warrant Exercise Restriction”).

The Reporting Persons expect to review from time to time their remaining investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, as well as the terms of the contracts described in Item 6 of this Schedule:  (i) acquire or propose to acquire assets of the Issuer and its subsidiaries in a sale conducted under the provisions of Section 363 of the Bankruptcy Code or (ii) engage in such other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.             Interest in Securities of the Issuer

Item 5 of the Schedule 13D and is hereby amended to add the following:

(a, b) The aggregate number of shares of Common Stock and the percentage of total outstanding Common Stock beneficially owned by the Reporting Persons as of October 19, 2012 is set forth below:

Reporting Person	Number of Shares of Common Stock Beneficially Owned1, 2	Percentage of Outstanding Shares of Common Stock2	Number of Outstanding Shares of Common Stock3
Wanxiang Group	16,486,308	4.99%	330,386,918
Wanxiang America	16,486,308	4.99%	330,386,918
Wanxiang Foundation	16,486,308	4.99%	330,386,918
Guanqiu Foundation	16,486,308	4.99%	330,386,918
Dr. Lu	16,486,308	4.99%	330,386,918

1           The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Common Stock.

2            Pursuant to the Waiver Letter (defined in Item 6 of this Schedule), Bridge Warrant No. W1 cannot be exercised to the extent Wanxiang and its affiliates would beneficially own in excess of 4.99% of the Common Stock.

3           This figure is based upon information provided by the Issuer on October 1, 2012, indicating that, as of October 1, 2012, there were 313,900,610 shares of Common Stock outstanding.  Based on that information, as of October 19, 2012, each of the Reporting Persons may be deemed the beneficial owner of 16,486,308 shares of Common Stock upon conversion of each of Bridge Warrant No. W1. Pursuant to Rule 13d-3(d)(1)(i)(D), such Common Stock has been added to the Issuer's Common Stock outstanding, for a total of 330,386,918 shares of Common Stock outstanding.

SCHEDULE 13D

Page 8 of 9 Pages

(c) There were no transactions in the Common Stock by the Reporting Persons since the filing of Amendment No. 1, the most recent filing of Schedule 13D by the Reporting Persons.

(d) This Item 5(d) is not applicable.

(e) As of October 19, 2012, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

On October 19, 2012, Wanxiang America executed a letter providing for the Warrant Exercise Restriction (the “Waiver Letter”).

*  *  *  *  *
The foregoing description of the Waiver Letter is a summary, does not purport to be complete and is qualified in its entirety by reference to such document, which is filed as Exhibit 99.12 to this Schedule and is incorporated herein by reference.

Item 7.             Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.12:	Letter dated October 19, 2012, from Wanxiang America Corporation to A123 Systems, Inc.

SCHEDULE 13D

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WANXIANG GROUP CORPORATION

By:	/s/ Guanqiu Lu
Name:	Guanqiu Lu
Title:	Chairman of the Board

WANXIANG AMERICA CORPORATION

By:	/s/ Pin Ni
Name:	Pin Ni
Title:	President

WANXIANG MANAGEMENT DEVELOPMENT INCENTIVE FOUNDATION

By:	/s/ Guanqiu Lu
Name:	Guanqiu Lu
Title:	President and Chairman of the Board

GUANQIU DEVELOPMENT FOUNDATION

By:	/s/ Guanqiu Lu
Name:	Guanqiu Lu
Title:	Sole Owner

GUANQIU LU

/s/ Guanqiu Lu

October 19, 2012

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).